Mail Stop 3561

September 22, 2005

Mr. Harold W. Sciotto, President
Alchemy Enterprises, Inc.
3812 N. Gallatin
Mesa, Arizona 85215

> **Re:** **Alchemy Enterprises, Ltd.**
> **Amendment No. 3 to Form 10-SB**
> **Filed August 23, 2005**
> **File No. 0-50983**

Dear Mr. Sciotto:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Registration Statement Facing Page

1. Please include the Commission registration number on all future amendments to this registration statement.

Part I

Item 1. Description of Business, page 3

Business Development and Summary

2. Please discuss the role of Savoy Financial Group in your business development.

Item 5. Directors and Executive Officers, Promoters and Control Persons, page 12

3. The statement that Mr. Sciotto "has obligations other than Alchemy Enterprises, Ltd." is unclear. Please clarify whether this reference is to the five entities listed or others. Concerning the five entities listed, clarify whether Mr. Sciotto has an ownership interest in any and whether his services are to continue into the immediate future.

Item 6. Executive Compensation, page 13

4. Fill in the blanks in the summary compensation table. If zeros, please so indicate.

Item 7. Certain Relationships and Related Transactions, page 13

5. We refer to our prior comment 14 dated August 18, 2005. If Savoy Financial is considered a promoter of the registrant, please so state and include the name(s) of that company's principal beneficial owners.

Financial Statements

Note 4- Fixed assets, page 35

6. It appears to us that your disclosures in note 4 regarding gross fixed assets should be revised to $ 2,824 and net fixed assets to $ 2,451 consistent with your balance sheet ($ 2,451) as of June 30, 2005. Please revise as appropriate.

Exchange Act Filings

7. Revise Forms 10-QSB, as applicable, to conform to any changes made to Form 10-SB.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Questions on accounting issues should be directed to Raj Rajan at (202) 551-3388. Questions on disclosure issues may be directed to William A. Bennett at (202) 551-3389.

Sincerely,

John Reynolds
Assistant Director

cc: Harold W. Sciotto, President
        Fax: (509) 448-2248

Mr. Harold W. Sciotto, President
Alchemy Enterprises, Inc.
September 22, 2005
P. 3

Mr. Harold W. Sciotto, President
Alchemy Enterprises, Inc.
September 22, 2005
P. 4